HART & HART, LLC ATTORNEYS AT LAW 1624 Washington Street Denver, CO 80203
harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

February 21, 2023

Jane Park

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Flexible Solutions International, Inc.
Amended Registration Statement on Form S-3
Filed February 21, 2023
File No. 333-269143

This office represents Flexible Solutions International, Inc. (the “Company”). Amendment No. 2 to the Company’s Registration Statement has been filed with the Commission. The only change in Amendment No. 2 from Amendment No. 1 is erroneous language on the cover page concerning “Approximate date of commencement if proposed sale to the public” has been removed.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart